

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 31, 2008

Mr. Donald R. Chappel
Chief Financial Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

>   **Re: The Williams Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed August 31, 2007**
>   **File No. 1-4174**

Dear Mr. Chappel:

    We have reviewed your response letter filed on July 2, 2008 to our comment letter dated June 13, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gas Marketing Services, page 63

1.   We have reviewed your response to comment 5 in our letter dated June 13, 2008. Please tell us the specific accounting guidance you utilized in accounting for the discontinuation of the normal purchase and normal sales exception on your natural gas firm delivery contract. Please also clarify in further detail why the settlement was recorded before transfer of the gas portfolio's legal title. In this regard, we assume that your retention of the legal title meant that you continued to be legally liable for fulfillment of the Gas Portfolio with the Gas Purchaser and the counterparties to the Hedges regardless of the ability or inability of the Transferee to fulfill the Transfer Agreement with you. It appears the terms stipulating that you obtain consents from the Contract counterparties may have been a substantive clause of the transfer agreement and might preclude

recognition of the settlement of the Contract. Based on the above, your statement that the risks and rewards of ownership were assigned to the Transferee when you executed the Gas Portfolio Transfer Agreement, but before you transferred the legal title, remains unclear to us.

Financial Statements for the Year Ended December 31, 2007

Note 1. Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Employee stock-based awards, page 90

2.   We have reviewed your response to comment 10 in our letter dated June 13, 2008. We note that the grant date of your performance based restricted stock units awarded in 2004 and 2005 is not established until the achievement of performance objectives is certified by your Compensation Committee since the Committee has discretion to make adjustments to actual results when assessing performance results. To help us better understand how you assessed the grant date, please tell us further details about the Committee's capacity to make adjustments to actual results and what those adjustments typically entail. Please tell us the percentage of awards which have been adjusted on a historical basis, the typical impact of those adjustments on compensation expense, and the probability that the Committee will make similar adjustments going forward. Please also explain how you determined it was not more appropriate to use a beginning of the year grant date, the point at which performance objectives are established, and account for any Compensation Committee adjustments as modifications under paragraph 51 of SFAS 123(R). Finally, please clarify how your 2006-2007 awards differ from the 2004-2005 awards. Please ensure you tell us if the Committee also has discretion to make adjustments to actual results when assessing performance results for the 2006-2007 awards.

Note 9. Property, Plant and Equipment, page 110

3.   We note your response to comment 12 in our letter dated June 13, 2008 and have the following additional comments:

- Given that property, plant and equipment comprises approximately 64% of your total assets, we believe that your disclosures concerning these assets should be clear and easily understood by your investors. Given the statement in your response that you do not believe it is meaningful to disclose gross balances of property, plant and equipment by nature, we struggle to understand why you believe it is meaningful to disclose useful lives for your depreciable assets by nature. In this regard, we believe that gross balances of property, plant and equipment and useful lives should be

> disclosed using the same categories of depreciable assets for these disclosures to be meaningful. If you believe that the most meaningful presentation of your property, plant and equipment is by function, please revise your disclosure of useful lives to present useful lives for each major class of depreciable assets by function. If you believe that other revisions would be more appropriate, please tell us what revisions you plan to make.

- Regardless of any changes made in response to the above bullet point, please continue to separately disclose depreciation rates and the gross balance of property, plant and equipment for your regulated depreciable assets. Given your presentation of gross balances of property, plant and equipment by function, we will not object if you clarify this by disclosing, if true, that your regulated property, plant and equipment is presented within your Gas Pipeline segment.

Note 18. Subsequent Events, page 137

4.   We note your response to comment 16 in our letter dated June 13, 2008. To help us better understand your accounting for the Block 67 License Contract, please provide the following additional information:

- We read that in 2003 you granted an option to a third-party allowing them to acquire your interest in the Block 67 License Contract. Please explain to us how you accounted for this option grant.
- We read that in 2005 the third-party exercised its option and you conveyed your interest in the Block 67 License Contract and retained a contractual right to either receive a production payment or, in the event of a sale of the interest owned by the third-party, participate in the sale proceeds. Please explain to us how you accounted for this conveyance, such as whether this was a sale or an exchange of non-monetary assets, and how you determined such accounting was appropriate. Also clarify for us what consideration you received for this conveyance, as it is unclear to us whether you received anything other than the contractual right to receive a production payment or to participate in any sale proceeds. Please tell us if the fair value of the consideration received was determinable at the time of the option exercise and, if so, explain how you calculated the fair value. If the fair value was not determinable or had no value, please tell us the reasons for your determination.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director